Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

As of December 31, 2019, Carey Watermark Investors 2 Incorporated has its common stock, $0.001 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). References in the following discussion to “CWI 2,” “we,” “our” and “us” and similar references mean Carey Watermark Investors 2 Incorporated excluding its subsidiaries, unless the context otherwise requires or otherwise expressly stated.

The following description of our shares of common stock does not purport to be complete but contains a summary of portions of the charter and bylaws and such description is qualified in its entirety by reference to the forms of those documents filed or incorporated by reference as exhibits to our Annual Report on Form 10-K of which the Exhibit is a part and the Maryland General Corporation Law (“MGCL”). Our amended and restated charter and bylaws will remain in effect for the duration of our existence although they may be amended in accordance with their terms.

General Description of Shares

Our charter authorizes us to issue up to 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each share having a par value of $0.001. Of the total shares of common stock authorized 320,000,000 are classified as Class A Shares and 80,000,000 are classified as Class T Shares.

Each share of Class A and Class T common stock is entitled to participate in distributions on its respective class of shares when and as authorized by our board of directors and declared by us and in the distribution of our assets upon liquidation. The per share amount of distributions on Class A and Class T Shares will likely differ because of different allocations of class-specific expenses. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors). We have the authority to issue shares of any class or securities convertible into shares of any class or classes, to classify or to reclassify any unissued stock into other classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the stock, all as determined by our board of directors. In addition, the board of directors, with the approval of a majority of the entire board and without any action by the stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue. The issuance of any preferred stock must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our counsel or independent legal counsel.

We will not issue stock certificates. Shares will be held in "uncertificated" form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer. Transfers can be effected by mailing to DST Systems, Inc. a duly executed transfer form available upon request from them or from our website at www.careywatermark2.com. Upon the issuance of our shares and upon the request of a stockholder, we will send to each such stockholder a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Class A Shares

There are no distribution and shareholder servicing fees with respect to the Class A Shares.

Class T Shares

Class T Shares, excluding any Class T Shares issued under our distribution reinvestment plan or pursuant to a stock dividend, will pay annual distribution and shareholder servicing fees of 1.0% of the amount of our estimated NAV. The distribution and shareholder servicing fee will accrue daily and be paid quarterly in arrears to selected dealers. See "— Distribution and Shareholder Servicing Fees."

We will cease paying the distribution and shareholder servicing fee with respect to the Class T shares sold in this offering at the earlier of: (i) the date at which, in the aggregate, underwriting compensation from all sources, including the distribution and shareholder servicing fee, any organization and offering fee paid for underwriting and underwriting compensation paid by the sponsor and its affiliates, equals 10% of the gross proceeds from our primary offering (i.e., the gross proceeds of this offering of Class A and Class T Shares excluding proceeds from sales pursuant to our distribution reinvestment plan), calculated as of the same date that we calculate the aggregate distribution and shareholder servicing fee; and (ii) the sixth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding our DRIP offering) terminates.

Voting Rights.    Class A and Class T Shares are entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

Control Share Acquisitions

Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or, by officers or by employees who are also our directors are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares for fair value, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor (b) to acquisitions approved or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock and, consequently, the control share acquisition statute will not apply to us unless our board of directors later amends our Bylaws to modify or eliminate this provision, which it may do without stockholder approval, and which it may make effective prospectively or retrospectively. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A Shares and Class C Shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Business Combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected that vacancies on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we vest in the board the exclusive power to fix the number of directorships. Our charter, however, provides that the total number of directors shall not be fewer than three. We have not adopted provisions for a classified board. Stockholders may, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, remove a director. In addition, stockholders entitled to cast at least 10% of all the votes entitled to be cast at the meeting on any matter that may properly be considered at a meeting of stockholders may request that we call a special meeting of stockholders to act on such matter.

Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our securities.

Restriction on Ownership of Shares

In order for us to qualify as a real estate investment trust (“REIT”), not more than 50% of our outstanding shares may be owned by any five or fewer individuals (including some tax-exempt entities) during the last half of each taxable year, and the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. We may prohibit certain acquisitions and transfers of shares so as to facilitate our qualification as a REIT under the Internal Revenue Code (the “Code”). However, there can be no assurance that this prohibition will be effective.

Our charter contains restrictions on the number of shares of our stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% in value of our outstanding shares of stock. In addition, no person may acquire or hold, directly or indirectly, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding shares of common stock.

Our charter further prohibits (a) any person from owning shares of our stock that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of our stock if the transfer would result in our stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of our stock that may violate any of these restrictions, or who is the intended transferee of shares of our stock which are transferred to the trust, as defined below, is required to give us immediate written notice or, in the case of a proposed or attempted transaction, at least 15 days' prior written notice and provide us with such information as we may request in order to determine the effect of the transfer on our status as a REIT. The above restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

Our board of directors, in its sole discretion, may exempt a person (prospectively or retroactively) from these limits. However, the board may not exempt any person whose ownership of our outstanding stock would result in our being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by the board for exemption, a person also must not own, directly or indirectly, an interest in our tenant (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of the board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust. The board of directors may require a ruling from the IRS or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such shares. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limits discussed above or in our being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in the charter) prior to the date of the transfer. If the automatic transfer would not be effective for any reason to prevent the violation, then the transfer of that number of shares that otherwise would cause the violation will be null and void and the proposed transferee will acquire no rights in such shares. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his name and address, the number of shares of each class and series of our stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of his beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is DST Systems, Inc.